Exhibit 99.1

"Bachoco Announces Results of the Offering for its Shares"

Celaya, Guanajuato, Mexico, November 7, 2022. Industrias Bachoco S.A.B. de C.V. ("Bachoco") (NYSE: IBA; BMV: BACHOCO) announced today that Casa de Bolsa BBVA México, S.A. de C.V., Grupo Financiero BBVA México and Citibanamex Casa de Bolsa, S.A. de C. V, Casa de Bolsa, a member of Grupo Financiero Citibanamex, as intermediaries, published the notice of results of the tender offer initiated by a vehicle in which current shareholders of Bachoco participated, as offeror (the “Offeror”), for up to all of the outstanding Series "B" shares of Bachoco, including shares represented by American Depositary Receipts (ADRs), owned by the public and not owned directly or indirectly by the Offeror or its affiliates, corresponding to approximately 27% of Bachoco's outstanding capital stock as of the date of the offer. The offer expired on November 4, 2022.

According to the figures determined by the intermediaries, 86,600,416 shares representing Bachoco's capital stock participated in the U.S. offer and the Mexico offer and were accepted by the Offeror. As a result of the foregoing, the Offeror, including affiliates and related parties, would directly or indirectly own 87.7% of Bachoco's capital stock.

For more information:

Investor Relations Area

Phone:(461)6183555

Mail:inversionistas@bachoco.net

COMPANY DESCRIPTION. Industrias Bachoco is a leader in the poultry industry in Mexico and one of the largest poultry companies in the world. The Company was founded in 1952, and began trading on the Mexican Stock Exchange and the New York Exchange in 1997. Corporate offices are located in Celaya, Mexico. Bachoco is vertically integrated; its main business lines are: chicken, eggs, balanced feed, pork, among other products. It has more than 1,000 facilities organized into 9 production complexes and 80 distribution centers in Mexico and a production complex in the United States. It currently generates more than 29,000 direct jobs. Bachoco has the following ratings: "AAA (MEX)", the highest rating assigned by Fitch México, S.A. de C.V.; and "HR AAA", which means that the Issuer or the Issue is of the highest credit quality and was granted by HR Ratings de México, S.A. de C.V.

DISCLAIMER. The document contains information that could be deemed forward-looking statements regarding expected future events and results of the Company. The statements reflect management's current beliefs based on currently available information and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in the Annual Information form, which could cause actual results to differ materially from the forward-looking statements contained herein. These risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments in the poultry industry, shareholder liability, government regulation, and environmental matters. Accordingly, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statements.

This press release is not an offer to sell securities in the United States, Mexico, or elsewhere. The securities may not be offered or sold in the United States, Mexico, or any other jurisdiction without registration or an exemption from registration. Any public offering of securities in the United States or Mexico must be made through the preparation of a prospectus or prospectus.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES AND HOLDERS OF THE COMPANY’S SHARES WHO ARE LOCATED IN THE UNITED STATES ARE ADVISED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, TO BE FILED WITH THE SEC REGARDING THE OFFER OF THE OFFEROR TO ACQUIRE THE COMPANY’S SHARES AND AMERICAN DEPOSITARY SHARES WHEN SUCH STATEMENT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES AND HOLDERS OF THE COMPANY’S SHARES MAY OBTAIN FREE COPIES OF THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE COMPANY REGARDING THE OFFEROR’S OFFER TO ACQUIRE THE COMPANY’S SHARES AND AMERICAN DEPOSITARY SHARES AT THE SEC’S WEBSITE AT WWW.SEC.GOV